SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 26, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

BRASIL TELECOM S.A. Publicly-held Corporation CNPJ/MF Corporate Taxpayers' Registry no. 76.535.764/0001-43 NIRE National Corporate Registration No . 53 3 0000622 9	BRASIL TELECOM PARTICIPAÇÕES S.A. Publicly-held Corporation CNPJ/MF Corporate Taxpayers' Registry no. 02.570.688/0001-70 NIRE National Corporate Registration No . 53 3 0000581 8

MATERIAL FACT

BRASIL TELECOM S.A. (“BrT”) , a publicly-held corporation with head office at SIA/Sul, ASP, Lote D, Brasília, DF, registered under Corporate Taxpayers' Registry - CNPJ/MF no. 76.535.764/0001- 43, in compliance with CVM Instruction # 358/02, publicly announces the following:

  BrT is the holder of 1/3 of the preferred shares of Calais Participações S.A. (“ Calais ”), with no voting rights;

  Geodex Communications S.A controls Calais through its 99.99% controlled company, Gavle Holdings S.A. The latter in turn holds 100% of the common stock of Calais ;

  Telemar Norte Leste S.A. and SP Telecomunicações Holding Ltda (the holding company of Telecomunicações de São Paulo S.A – Telesp) are also equal preferred shareholders in Calais , holders of preferred shares exclusively, with no voting rights;

  Calais participated in the bidding process for the sale of the control of Embratel Participações S.A. (“Embratel”), conducted by Lazard Fréres, contracted for this purpose by the controlling shareholder of Embratel, WorldCom Inc. (“MCI”);

  During the course of the bidding process, Calais submitted, on December 11, 2003, a first proposal for the acquisition of the control of Embratel, moving on to the 2 nd phase of the bidding process;

  On March 12, 2004, Calais submitted a new proposal for the acquisition of the control of Embratel. Even though the price of the proposal offered by Calais was above the one offered by other competing bidders, Calais ' proposal was not selected;

  However, because it understood that the reasons given for the refusal of the proposal were not applicable to the structure of the indicated acquisition, Calais decided to submit another proposal to MCI confirming its firm intention to acquire the control of Embratel for the price of US$550 million;

  The proposal was secured in a way which did not make the shareholders of Calais jointly liable;

  The proposal presented by Calais binds it to the payment of US$550 million. Calais assured MCI, in return for the execution of the contract for the purchase and sale of the shares of Embratel, a payment of US$50 million, which will not be reimbursed by MCI, should the approval of Anatel not be granted;

  The purchase proposal made by Calais represents the payment of a price that is 53% above the proposal of the competitor, which will assure to MCI and its creditors, an additional amount of U$190 million for the sale of Embratel;

  It is important to point out that the stake of BrT in Calais is exclusively through preferred shares with no voting rights, and BrT will not participate, at any time, in the management, administration and/or control of Calais . The share of BrT, through Calais , in the process for the purchase of Embratel, is solely aimed at expanding its data services and it is not within the interests of BrT to explore the activities of Embratel related to the provision of the switched fixed telephone service ( serviço telefônico fixo comutado - “STFC”). Considering this, the articles of incorporation of Calais were prepared in a manner which is consistent with the precedents of Anatel, showing clearly that BrT will not have any share in the development of STFC activities, currently being explored by Embratel;

  The most prominent Brazilian legal scholars prepared opinions indicating decisively the feasibility of the acquisition of Embratel by Calais and they eliminated the interpretation that states that an violation of the law and the norms of Anatel are involved in the sale of Embratel to Calais .

Brasília, March 25 2004.

Carla Cico Investor Relations Director Brasil Telecom S.A.	Paulo Pedrão Rio Branco Investor Relations Director Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer